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                                                                    Exhibit 99.2

                         CERTIFICATE OF PERIODIC REPORT

          I, Peter Chambre, Chief Executive Officer of Cambridge Antibody Technology Group plc (the "Company"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that:

     1. the Annual Report on Form 20-F of the Company for the financial year ended September 30, 2002 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (14 U.S.C. 78m or 78o(d)); and

     2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: December 19, 2002
                                         /s/ Peter Chambre
                                         -----------------------------------
                                         Peter Chambre
                                         Chief Executive Officer
                                         Cambridge Antibody Technology Group plc